Via Facsimile and U.S. Mail
Mail Stop 6010

March 5, 2009

Alan P. Donenfeld
President, CEO & CFO
Prevention Insurance.com, Inc.
110 East 59th Street, 29th floor
New York, NY 10022

Re: Prevention Insurance.com, Inc.
Item 4.01 Form 8-K
Filed March 5, 2009
File No. 0-32389

Dear Mr. Donenfeld:

        We have completed our review of your Form 8-K and have no further comments
at this time.

                                                Sincerely,

                                                Tabatha Akins
                                                Staff Accountant